

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 25, 2009

William J. Leatherberry
General Counsel
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> **Re:** **Century Aluminum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Response Letter Dated September 30, 2009**
> **File No. 0-27918**

Dear Mr. Bless:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Helguvik Greenfield Project, page 9

1. We note your response to prior comment 2, as well as the related disclosure in your Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2009. It does not appear, however, that you have filed this agreement as an exhibit to any Exchange Act report. This agreement, which required the Government of Iceland to enact legislation to enter, does not appear to be made in the ordinary course of

your business.  Therefore, you should file the agreement as an exhibit and provide disclosure of the material terms, including as applicable, the provisions under which the Government of Iceland will assist you in obtaining the required permits.

Definitive Proxy filed April 13, 2009

2.      Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 14

Compensation Program Details, page 19

3.      We note your response to prior comment 11.  In that response, you indicate that "the nature of performance with respect to the strategic goals….is subject to the Committee's subjective evaluation."  However, prior comment 11 asked that you discuss performance *target* or *goals*, not the evaluation of the performance itself. We therefore reiterate prior comment 11.

In that regard, we note your disclosure on page 17 of the proxy, which states, "Achievement of pre-set key operating goals became an important component of the annual incentive in 2008."  Furthermore, you also state on page 19 that "[e]ffective in 2008, the annual incentive plan was redesigned to: (a) emphasize operating results, [and] (b) add a level of objective measurability into the evaluation and determination of awards."  Revise to disclose the required qualitative and quantitative performance goals or provide your analysis for concluding that these performance *targets* are not material to an understanding of that plan.

Further, please explain your statement that "[t]he nature of performance with respect to the strategic goals . . . is subject to the committee's subjective evaluation.  The degree to which performance is measured and assessed with respect to operational and financial goals is subject to adjustment by the Committee based on market forces."  Please note that the ability of the compensation committee to adjust performance targets does not therefore render those performance targets immaterial.  You should disclose the relevant targets and provide a discussion of any material revisions made to those targets and the reasons for the revisions.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director